UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company (Issuer))

HDTMS, INC.
(Offeror)

HERTZ GLOBAL HOLDINGS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

256743105
(Cusip Number of Class of Securities)

Jeffrey Zimmerman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
(201) 307-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Scott A. Barshay, Esq. Minh Van Ngo, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John M. Allen, Jr., Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,476,473,511	$287,519

*

The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended. The value of the transaction was calculated as the product of (i) 31,332,182 shares of Dollar Thrifty Automotive Group, Inc. common stock (the sum of (w) 28,929,182 shares of Dollar Thrifty Automotive Group, Inc. common stock outstanding, (x) 2,190,000 shares of Dollar Thrifty Automotive Group, Inc. common stock issuable upon the exercise of outstanding options, (y) 140,000 shares of Dollar Thrifty Automotive Group, Inc. common stock issuable upon conversion of performance share and unit awards and (z) 73,000 shares of Dollar Thrifty Automotive Group, Inc. common stock issuable upon conversion of restricted stock units (as reported in Dollar Thrifty Automotive Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011)), less 472,699 shares of Dollar Thrifty Automotive Group, Inc. common stock owned by The Hertz Corporation, a wholly owned subsidiary of Hertz Global Holdings, Inc. and (ii) the average of the high and low sales prices of Dollar Thrifty Automotive Group, Inc. common stock as reported on the New York Stock Exchange on May 17, 2011 ($80.25).

**
The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011610. The filing fee has been offset by the amount of the filing fee previously paid by Hertz Global Holdings, Inc. as described below.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,521
Form or Registration No.:	Form S-4
Filing Party:	Hertz Global Holdings, Inc.
Date Filed:	May 9, 2011

Amount Previously Paid:	$246,998
Form or Registration No.:	Schedule TO
Filing Party:	Hertz Global Holdings, Inc.
Date Filed:	May 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 24, 2011 (together with any amendments and supplements thereto, the “Schedule TO”) by Hertz Global Holdings, Inc., a Delaware corporation (“Hertz”), and HDTMS, Inc., a Delaware corporation and wholly owned subsidiary of Hertz (“Offeror”).  The Schedule TO relates to the offer (the “Offer”) by Offeror to exchange each of the issued and outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (“Dollar Thrifty”), for (i) $57.60 in cash, without interest and less any required withholding taxes, and (ii) 0.8546 shares of common stock, par value $0.01 per share, of Hertz, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange dated May 24, 2011 (together with any amendments and supplements thereto, the “Offer to Exchange”) and the related Letter of Transmittal.

On May 9, 2011, Hertz filed a registration statement on Form S-4 (Reg. No. 333-174042), as amended on May 24, 2011 and May 31, 2011.  The Offer to Exchange forms a part of such registration statement.

Items 1 and 4.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented as follows:

(1)  The expiration date of the Offer is extended to 12:00 midnight, New York City time, on August 5, 2011 (which is the end of the day on August 5, 2011).  The exchange agent for the Offer has indicated that, as of the close of business on July 8, 2011, approximately 1,011,661 shares of Dollar Thrifty common stock have been tendered into and not withdrawn from the Offer.

(2)  The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(L) and is incorporated herein by reference.

Item 5.

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

On August 31, 2010, Hertz provided Institutional Shareholder Services/RiskMetrics Group with a presentation outlining Hertz’s analysis of the antitrust risks posed by the transactions contemplated by the 2010 Merger Agreement, as opposed to potential alternative transactions with Avis.

On September 8, 2010, the Delaware Court of Chancery rejected a motion made by the plaintiff class in the then-pending Delaware state court action for a preliminary injunction that would have prevented Dollar Thrifty from holding a stockholder vote on the proposed merger.

On September 8, 2010, Mr. Frissora called Mr. Thompson to communicate Hertz’s proposed $10.80 increase in the cash merger consideration to an amount that, when taken together with the 0.6366 of a share of Hertz common stock and the special dividend per share amount, would have a value of $50.00 per share of Dollar Thrifty common stock, based on the closing price of the Hertz common stock on September 10, 2010.

On May 9, 2011, representatives of Cleary spoke with representatives of Cravath by telephone.  In this conversation, the Cravath representatives reiterated Hertz’s intention to pursue a cooperative transaction with Dollar Thrifty and that the primary reasons for pursuing an exchange offer at this time were to demonstrate its seriousness to Dollar Thrifty stockholders and the FTC.  The Cravath representatives also reiterated Hertz’s request that Dollar Thrifty cooperate with Hertz regarding antitrust matters.  During the course of this conversation, the Cleary representatives explained that Dollar Thrifty’s willingness to cooperate with Hertz regarding antitrust matters may be conditioned upon Hertz’s waiver of its right to receive a termination fee under the 2010 Merger Agreement in the event that Dollar Thrifty enters into an agreement with respect to, or consummates, a business combination with any party other than Hertz prior to the one-year anniversary of the termination of the 2010 Merger Agreement.  The representatives of Cravath responded that they did not believe Hertz would be willing to agree to such a waiver.

On May 11, 2011, a representative of Cleary spoke by telephone with a representative of Cravath and formally requested that Hertz waive its right to receive a termination fee under the 2010 Merger Agreement in exchange for Dollar Thrifty’s cooperation on antitrust clearance matters.  The representative of Cravath responded that Hertz was absolutely unwilling to waive its rights to the termination fee under the 2010 Merger Agreement.  Following further discussion of the matter, the Cleary representative informed the Cravath representative that Dollar Thrifty would cooperate with Hertz on antitrust matters notwithstanding Hertz’s refusal to waive its right to a termination fee, in accordance with the determinations of the Dollar Thrifty board of directors on May 10, 2011.

On June 6, 2011, Dollar Thrifty filed its Solicitation/Recommendation Statement on Schedule 14D-9 and announced that its board of directors unanimously recommends that Dollar Thrifty shareholders not tender their shares pursuant to the Offer.

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

 On June 30, 2011, Hertz filed a request with the Canadian Competition Bureau pursuant to the Competition Act (Canada) requesting that the Canadian Competition Commissioner waive the obligation to comply with Part IX of the Competition Act (Canada) and provide a “no-action” letter confirming that the Canadian Competition Commissioner does not intend to make an application under section 92 of the Competition Act (Canada) relating to the Offer.  On July 7, 2011, the Canadian Competition Commissioner granted the requested waiver and issued a “no-action” letter to Hertz.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(4)(C)
Amendment No. 2 to the Registration Statement on Form S-4, filed by Hertz on May 31, 2011 (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 filed by Hertz on May 31, 2011).

(a)(5)(L)	Press release issued by Hertz, dated July 11, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on July 11, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2011

HDTMS, INC.

By:	/s/ Jeffrey Zimmerman
Name: Jeffrey Zimmerman
Title: Vice President and Secretary

HERTZ GLOBAL HOLDINGS, INC.

By:	/s/ Jeffrey Zimmerman
Name: Jeffrey Zimmerman
Title: Senior Vice President, General Counsel
and Secretary

[Signature Page to Amendment to Schedule TO]

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Hertz on May 24, 2011).*
(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Hertz on May 24, 2011).*
(a)(1)(C)
Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Hertz on May 24, 2011).*

(a)(1)(D)
Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Hertz on May 24, 2011).*

(a)(1)(E)
Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed by Hertz on May 9, 2011).*

(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)(A)	Offer to Exchange, dated May 9, 2011 (incorporated by reference to the Registration Statement on Form S-4 filed by Hertz on May 9, 2011).*
(a)(4)(B)	Offer to Exchange, dated May 24, 2011 (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed by Hertz on May 24, 2011).*
(a)(4)(C)
Amendment No. 2 to the Registration Statement on Form S-4, filed by Hertz on May 31, 2011 (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 filed by Hertz on May 31, 2011).

(a)(5)(A)	Press release issued by Hertz, dated May 9, 2011 (incorporated by reference to Hertz’s first filing pursuant to Rule 425 (“Rule 425”) of the Securities Act of 1933, as amended, on May 9, 2011).*
(a)(5)(B)	Press release issued by Hertz, dated May 9, 2011 (incorporated by reference to Hertz’s first filing pursuant to Rule 425 on May 9, 2011).*
(a)(5)(C)	Email to Hertz employees sent on May 9, 2011 (incorporated by reference to Hertz’s second filing pursuant to Rule 425 on May 9, 2011).*
(a)(5)(D)	Email to Advantage Rent-A-Car employees sent on May 9, 2011 (incorporated by reference to Hertz’s third filing pursuant to Rule 425 on May 9, 2011).*
(a)(5)(E)	Presentation to investors presented on May 9, 2011 (incorporated by reference to Hertz’s fourth filing pursuant to Rule 425 on May 9, 2011).*
(a)(5)(F)	Transcript of investor conference call, dated May 9, 2011 (incorporated by reference to Hertz’s fifth filing pursuant to Rule 425 on May 9, 2011).*
(a)(5)(G)	Excerpts from transcript of Wells Fargo Securities Industrial and Construction Conference, dated May 10, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on May 11, 2011).*
(a)(5)(H)	Press release issued by Hertz, dated May 12, 2011 (incorporated by reference to Hertz’s first filing pursuant to Rule 425 on May 13, 2011).*
(a)(5)(I)	Excerpts from transcript of Barclays Capital 2011 Global Services Conference, dated May 11, 2011 (incorporated by reference to Hertz’s second filing pursuant to Rule 425 on May 13, 2011).*
(a)(5)(J)	Excerpts from transcript of UBS Leveraged Finance Conference, dated May 19, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on May 20, 2011).*
(a)(5)(K)	Press release issued by Hertz, dated May 24, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on May 24, 2011).*
(a)(5)(L)	Press release issued by Hertz, dated July 11, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on July 11, 2011).
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

* Previously filed.